



Certified Public Accountants | Business Consultants

Dine Direct LLC
Financial Statements
December 31, 2020

(UNAUDITED)

Dine.Direct

www.gracpafirm.com | info@gracpafirm.com | 877.455.3055

Dine Direct LLC

TABLE OF CONTENTS

	Page
Accountants' Review Report	1
Balance Sheet	3
Statement of Income and Member's Equity	4
Statement of Cash Flows	6
Notes to the Financial Statements	7

www.gracpafirm.com | **info@gracpafirm.com** | **877.455.3055**



Certified Public Accountants | Business Consultants

<u>**Independent Accountants' Review Report**</u>

January 25, 2021

To the Members
Dine Direct LLC
Reno, NV 89501

We have reviewed the accompanying balance sheet of Dine Direct LLC as of December 31, 2020, and the related statement of income, member's equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Dine Direct LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

GRA CPA | 35 West Pine St, Ste 220, Orlando, FL 32801 | 877-455-3055



Independent Accountants' Review Report - *continued*

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Grant Gregory, CPA
GRA CPA | Certified Public Accountants | Orlando FL | Firm FL-#AD68441
January 25, 2021

Dine Direct LLC
Balance Sheet
As of December 31, 2020

Assets

Current Assets		
Cash and Cash Equivalents	$	74,223
Accounts Receivable		5,163
Inventory - held for sale		13,071
Total Current Assets		92,457
Other Assets		
Software		34,000
Accumulated Amortization		(1,889)
Total Other Assets		32,111
Total Assets	$	124,568

Liabilities and Member's Equity

Current Liabilities		
Credit Cards Payable	$	2,071
Miscellaneous Taxes Payable		312
Related Party Payable		21,552
Total Current Liabilities		23,935
Long-Term Liabilities		
Unit Appreciation Rights Payable		41,902
Total Long-Term Liabilities		41,902
Member's Equity		
Member Contributions		202,600
Member's Equity (Deficit)		(143,869)
Total Member's Equity		58,731
Total Liabilities and Member's Equity	$	124,568

See accountant's review report   3

Dine Direct LLC
Statement of Income and Member's Equity
For the year ended December 31, 2020

Revenue	$	608
Cost of Goods Sold		5,712
Gross Margin		(5,104)
General and Administrative Expenses		
Advertising and Promotion		2,716
Amortization		1,889
Bank Fees		148
Business Licenses & Permits		15
Compensation Expense - UAR		41,902
Computer and Internet Expenses		11,795
Dues and Subscriptions		285
Employee Benefits		3,098
Office Supplies		288
Outside Services		65,158
Payroll Taxes		748
Professional Fees		2,091
Rent		90
Salary & Wages		4,577
Supplies		939
Telephone		1,957
Travel		1,939
Total General and Administrative Expenses		139,635
Net Income (Loss) from Operations	$	(144,739)

Dine Direct LLC
Statement of Income and Member's Equity
For the year ended December 31, 2020

Net Income (Loss) from Operations - *continued*	$	(144,739)
Other Income and (Expenses)		
Other Miscellaneous Income	$	300
Printer and Tablet Sales (Net of COGS)		570
Total Other Income and (Expenses)		870
Net Income (Loss)	$	(143,869)
Member's Equity -		
Beginning of the year		-
Member's Equity (Deficit) -		
End of the year	$	(143,869)

Dine Direct LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash Flows from Operating Activities:		
Net Income (Loss)	$	(143,869)
Adjustments to Reconcile Net Income to Net Cash		
Changes in Operating Assets and Liabilities:		
Accounts Receivable and Current Assets		(5,163)
Inventory		(13,071)
Amortization		1,889
Accounts Payable		2,071
Current Liabilities		21,864
Non-Current Liabilities		41,902
Net Cash Provided by Operating Activities		(94,377)
Cash Flows from Investing Activities:		
Cash disbursed for purchase of Fixed Assets		(34,000)
Net Cash Flow from Investing Activities		(34,000)
Cash Flows from Financing Activities:		
Cash received as Member Contributions		202,600
Net Cash Provided by Financing Activities		202,600
Net Increase (Decrease) in Cash and Cash Equivalents		74,223
Cash and Cash Equivalents at Beginning of the Year		-
Cash and Cash Equivalents at End of the Year	$	74,223

NOTE 1 – Organization and Operations

Business Activity

Dine Direct LLC (Dine.Direct) is a software development company servicing the restaurant industry by delivering a browser based online ordering platform. Dine Direct empowers restaurants with technology, marketing and a helpful partner network who provide everything from bicycles to contract delivery. Dine Direct LLC (EIN 85-2501436) was founded on August 5, 2020 and is based out of Reno, NV.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and such estimates could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

Accounts Receivable

The company routinely extends credit to its customers. Trade accounts receivables are recorded for services provided at the amount the company expects to collect on balances outstanding at that time.

See accountants' review report

Allowance for Doubtful Accounts
The allowance for doubtful accounts is a reduction of the total amount of accounts receivable appearing on a company's balance sheet, and is listed as a deduction immediately below the accounts receivable line item. This deduction is classified as a contra asset account. The company has evaluated the collectability of their accounts receivable as of the balance sheet date and determined that no allowance is necessary.

Inventory
Inventory consists of printers, printer parts and tablets held for sale to customers to support the company's sales process when migrating customers to the Dine.Direct system. Inventory items are recorded at average cost. The company uses the Specific Identification Inventory Valuation Method. The specific identification method refers to the tracking and costing of inventory based on the movement of specific, identifiable inventory items in and out of stock. This method is applicable when individual items can be clearly identified, such as with a serial number.

Property and Equipment
Property and equipment is recorded at cost, less accumulated depreciation. Depreciation is been computed over the respective assets' estimated useful lives. Major improvements are capitalized; maintenance and repairs are expensed as incurred. When assets are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts. The resulting gains or losses are included in operations as other income, if any, upon disposition.

Depreciation, if any, is computed using the straight-line method over the estimated useful lives of the respective assets for financial reporting purposes and accelerated methods are used for income tax purposes.

Revenue and Expense Recognition
Dine Direct uses the accrual basis of accounting, in which revenue is recognized on the income statement when earned (rather than when the cash is received) and expenses are recognized when incurred (rather than paid). The result of accrual accounting is an income statement that better measures the profitability of a company during a specific time period.

Revenue and Expense Recognition - *continued*
Dine Direct has two sources of revenue. Dine Direct's primary source of revenue is order processing revenue in which the company charges a flat fee of $0.25 - $1.00 per order.

Dine Direct's ancillary source of revenue is derived from selling printers and tablets to restaurants who need to finance the equipment purchases. When a sale of tablets and/or printers is made, the corresponding unit price of the equipment (inventory) is expensed and the sale is recognized along with the corresponding accounts receivable for the financed equipment. Selling printers and tablets is a one-time low-margin sale for some restaurants to make the Dine.Direct system easier to use.

Income Taxes
The company is taxed as a partnership for federal income tax purposes. In lieu of corporate income taxes, the partners are taxed on their proportionate share of the company's taxable income. As such, the proportionate share of the net income or (loss) of the company is reported by the partners on their individual income tax returns. Accordingly, there is generally no federal and state income tax at the company level.

The company is not aware of any uncertain tax positions that would require disclosure or accrual in accordance with generally accepted accounting principles (GAAP). The federal and state income tax returns for the company for the 3 preceding years may be subject to examination by the Internal Revenue Service. The company has no outstanding tax returns filed as of December 31, 2020.

Fiscal Year
The company has adopted a Calendar year-end (January 1 to December 31). The company's current Balance Sheet presented reflects the financial position as of December 31, 2020.

NOTE 3 – Software Development Costs

The company has capitalized internally developed software costs totaling $34,000. Amortization is computed using the straight-line method over the estimated useful lives of the respective assets for financial reporting purposes. The company has determined the estimated useful life of the internally developed software costs to be 3 years.

NOTE 4 – Contingent Liabilities

The company has a Unit Appreciation Rights Plan. The purpose of the Dine Direct Unit Appreciation Rights Plan is to attract and retain the best available personnel and to provide employees, contractors or board members of Dine Direct with an incentive to promote the long-term success of Dine Direct. The company may, at any time and from time to time, grant rights to any service provider. Each grant of rights will be evidenced by an Award Agreement containing such terms and conditions, not inconsistent with the Plan, as the Committee approves from time to time. The company accrues and recognizes the value of these rights on an interim basis by recording "Compensation Expense – UAR" in the period in which they are earned and recording a corresponding liability "Unit Appreciation Rights Payable". The annual amounts recognized as of December 31, 2020 are as follows:

Compensation Expense – UAR $41,902

NOTE 5 - Related Party Transactions / Related Party Payable

The company initially borrowed money from a related party, Posigent LLC. The balances owed as of December 31, 2020 are as follows:

Related Party Payable -

Due to a related company, Posigent LLC, without security, interest $21,552
or fixed repayment terms.

NOTE 6 - Certain Risks and Concentrations

Financial instruments which potentially subject the company to concentration risk are primarily cash, accounts receivable, and trade accounts payable.

See accountants' review report

NOTE 7 - Subsequent Events

The company considers events or transactions that occur after the balance sheet date, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that may require additional disclosure. The company has evaluated subsequent events from the balance sheet date through January 25, 2021, and has determined that no material events exist that would require additional disclosure.

See accountants' review report